DESCRIPTION OF THE OFFERING AND REVENUE SHARING AGREEMENTS

The following description of the Offering and the Revenue Sharing Agreements is of a summary nature, does not purport to be complete, and is qualified in its entirety by reference to the form of Revenue Sharing Agreement to be executed by the Company and each investor participating in the Offering (See the Offering Materials tab for a full copy of the form of Revenue Sharing Agreement). The capitalized terms used in this section that are not otherwise defined herein shall have the meanings ascribed to such terms as provided in the Revenue Sharing Agreement.

THE OFFERING

Issuer:	J. Johnson & Company L.L.C., a North Carolina limited liability company (the "Company").
Securities to be Issued:	Revenue Sharing Agreements ("RSAs"). The RSAs shall be unsecured general obligations of the Issuer.
Amount of Financing:	Between a minimum of $67,000 (the "Minimum Offering Amount") and a maximum of $200,000 (the "Maximum Offering Amount") with a minimum individual investment amount of $100 unless otherwise agreed to by the Company in limited circumstances.
Investor Suitability:	This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The RSAs will be offered and sold only to persons (a) who are "accredited investors" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, or (b) whose investment in the RSAs, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the greater of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((a) and (b) collectively referred to as the "Qualified Investors").

Subscription Documents: Investors interested in subscribing for the RSAs will be required to complete and return to the Company the RSA and the applicable Subscription Agreement and Qualified Investor Questionnaire. Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Closings: The Offering shall be available to potential Investors until the final closing of the sale and purchase of the RSAs (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of RSAs for the Maximum Offering Amount, (ii) March 31, 2022 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date").

The RSAs are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. In accordance with the Company's reliance on the SEC's temporary regulatory COVID-19 relief, the closing(s) for this Offering are being conducted on an expedited basis. The Company may conduct a closing of the Offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to the procedures outlined herein has lapsed that equal or exceed the Minimum Offering Amount (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that the Placement Agent has provided advance written notice to Investors, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing.

Use of Proceeds: The Company intends to use the proceeds of this Offering for hiring, equipment purchases, and location buildout, as explained in further detail on the Funding tab of the Company Offering Profile.

Expenses: As compensation for the Placement Agent's services in connection with the Offering, Placement Agent shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For Minimum Offering Amount
- Gross Proceeds: $67,000.00
- Estimated Placement Fee: $5,000.00
- Net Proceeds: $62,000.00

For Maximum Offering Amount
- Gross Proceeds: $200,000.00
- Estimated Placement Fee: $10,000.00
- Net Proceeds: $190,000.00

Estimated placement fee payable by the Company to Localstake Marketplace LLC, the Placement Agent. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the RSAs in the Offering, subject to a minimum Placement Fee of $5,000. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

TERMS OF THE RSAs

Revenue Share Percentage and Quarterly Revenue Share Amount: The RSAs entitle investors to their pro rata share of up to 10.0% (the "Revenue Share Percentage") of the gross revenue collected by the Company each calendar quarter, commencing with the first full calendar quarter immediately following the closing (the "Closing") of the Offering applicable to the Subscriber's subscription, as defined in the Revenue Sharing Agreement, until such time as the investor has received payments totaling in the aggregate 1.5 times such investor's original investment amount (the "Maximum Revenue Share Amount"). If the Company raises the entire Offering Amount, the Revenue Share Percentage will be 10.0%. If the Company raises less than the entire Offering Amount, the Revenue Share Percentage will be a percentage equal to the greater of (i) 4.0% and (ii) the value determined by the following formula: (total amount raised in this Offering/$200,000) x 10.0%.

Quarterly Gross Revenue:	"Quarterly Gross Revenue" means all gross revenues collected by the Company during the Quarterly Revenue Sharing Period. For purposes of this definition, the term "Company" shall include the Company and any parent, subsidiary or affiliate of the Company.
Payments of Quarterly Revenue Share Amount:	Commencing with the first full calendar quarter immediately following the Closing applicable to the Investor and until such time as the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount, the Investor shall be entitled to receive a payment from the Company for each calendar quarter in an amount equal to the Quarterly Revenue Share Amount and an unaudited statement of Quarterly Gross Revenues applicable to the payment being made prepared by the Company.
Manner of Payment:	All payments of the Quarterly Revenue Share Amount shall be paid within thirty (30) calendar days after the last day of any calendar quarter during which any Quarterly Gross Revenues attributable to the Quarterly Revenue Share Amount are collected by the Company until the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount.
Overdue Payments:	To the extent that any payment of the Quarterly Revenue Share Amount is not paid within five (5) business days of such payment becoming due to the Investor, the Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365 day calendar year.
Events of Default:	Each of the following events constitutes an "Event of Default" under the Revenue Sharing Agreement: (a) if three (3) payments are not paid by the Company on the due date, and each such non-payment continues for a period of five (5) business days thereafter; (b) if any one (1) payment remains outstanding for a period of sixty (60) days after the due date; (c) an involuntary bankruptcy; (d) voluntary bankruptcy; or (e) if (i) the Company breaches any covenant of the Company contained in the Revenue Sharing Agreement, and such breach continues for a period of five (5) business days, or (ii) any representation or warranty made in the Revenue Sharing Agreement shall be materially incorrect when made or deemed made.
Payment upon an Event of Default:	Upon the occurrence of an Event of Default, an amount equal to each investor's Maximum Revenue Share Amount, less the sum of all previous payments made by the Company to such

investor under the Revenue Sharing Agreement, shall become immediately due and payable.

Security: The rights and indebtedness evidenced by this Agreement are subordinated and junior in right of payment, to the extent and in the manner set forth in the paragraph below, to all other indebtedness of the Company owed to Senior Creditors of the Company (such indebtedness, the "Senior Debt"). If at any point in the future, non-senior, non-secured debt financing is secured by the Company, the Revenue Share Agreement shall be senior in its position among all unsecured creditors.

Information Rights: The Company will provide the Investor with the following information as to any period during which such investor's RSA is outstanding: (a) unaudited quarterly financial statements of the Company within thirty (30) days after the end of each calendar quarter; (b) management commentary on the Company's operations, sales and financial condition within thirty (30) days after the end of each calendar quarter; (c) annual financial statements of the Company within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the Board of Managers of the Company; and (d) as soon as reasonably practicable, but in any event within thirty (30) days after its filed, a copy of the Company's federal tax return filed with the Internal Revenue Service for each fiscal year of the Company.

Termination: This Agreement and the Company's obligation to pay the Quarterly Revenue Share Amount shall automatically terminate upon the receipt by the Investor of payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount; provided, however, in the event the Investor has not received the Maximum Revenue Share Amount prior to the date equivalent to 5 years from the date the first payment to the Investor becomes due under the terms of the RSA (the "Termination Date"), the Company shall pay to the Investor, on or before the Termination Date, an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement.

Mandatory Binding Arbitration: Any Claims made under the RSAs are subject to a binding Arbitration Provision, with such arbitration being conducted in the nearest available location to Raleigh, NC.

Amendment: The RSAs may be amended with the consent of the Company and Investors holding a majority of the aggregate outstanding Investment Amount of the RSAs.